SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D (Amendment No. 2) UNDER THE SECURITIES EXCHANGE ACT OF 1934

Quotesmith.com, Inc.
(Name of Issuer)

Common Stock, par value $0.003 per share
(Title of Class of Securities)

749117206
(CUSIP Number)

Zions Bancorporation
One South Main Street, Suite 1134
Salt Lake City, Utah 84111 Attn: W. David Hemingway
(801) 524-4787 with a copy to: Stanley F. Farrar, Esq. Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, California 90067-1725 (310) 712-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 10 pages CUSIP No. 749117206

1	NAME OF REPORTING PERSON Zions Bancorporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC,OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,363,636

	8	SHARED VOTING POWER 3,025,696(1)

	9	SOLE DISPOSITIVE POWER 2,363,636

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,363,636(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.3%

14	TYPE OF REPORTING PERSON* CO, HC

(1)	See Items 4, 5 and 6.

Page 3 of 10 pages

        This Amendment No. 2 (this “Amendment”) amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission on March 15, 2004, as amended on May 12, 2004. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in the Original 13D, as amended.

ITEM 2.	Identity and Background

        The first paragraph of Item 2 is hereby amended and restated as follows:

        This Statement is filed by Zions Bancorporation, a corporation organized under the laws of the State of Utah and registered as a financial holding company under the Bank Holding Company Act of 1956, as amended (“Zions”), on its own behalf.

        Schedule 1 is amended and restated in the form attached to this Amendment as Schedule 1.

ITEM 3.	Source and Amount of Funds or Other Consideration.

        Item 3 is hereby amended and restated as follows:

        On August 16, 2004, Zions purchased 2,363,636 shares of Common Stock (the “Shares”) from Quotesmith pursuant to that certain Stock Purchase Agreement, dated as of March 1, 2004 (the “Stock Purchase Agreement”), as amended on May 7, 2004, by and between Quotesmith and Zions. The aggregate purchase price paid by Zions for the Shares was equal to (i) $6,509,750, representing the cancellation of principal and accrued interest owed to Zions pursuant to that certain Promissory Note, dated as of May 7, 2004 (the “Promissory Note”), made by Quotesmith in favor of Zions plus (ii) $6,490,250, paid by Zions to Quotesmith on such date from its working capital. No funds were or will be borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4.	Purpose of Transaction.

        The first sentence of the second paragraph of Item 4 is hereby amended and restated as follows:

        Zions has acquired the Shares for investment purposes.

        The first sentence of the third paragraph of Item 4 is hereby deleted.

ITEM 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows: The information contained in Item 6 is hereby incorporated by reference herein.

Page 4 of 10 pages

        (a)        Pursuant to Rule 13d-3 of the Act, Zions is the beneficial owner of 2,363,636 shares of Common Stock, representing approximately 32.3% of the issued and outstanding Common Stock.(1)

        Because each of the Bland Parties and the Thoms Parties have agreed pursuant to the terms of the Investor Rights Agreement to vote their shares of capital stock of Quotesmith, and any shares of capital stock of Quotesmith for which they have voting rights, to elect the Zions Director, Zions, the Bland Parties and the Thoms Parties may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. Zions disclaims the existence of a group with the Bland Parties and the Thoms Parties, and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by Zions that such a group exists.

        The information in this Amendment (including Schedule 2) with respect to the Bland Parties and the Thoms Parties is based solely on information provided by Quotesmith to Zions. As of the date of this Amendment, each of Bland, Mrs. Bland and Southcote is the beneficial owner of 2,355,445 shares of Common Stock pursuant to Rule 13d-3 of the Act, representing approximately 32.2% of the issued and outstanding Common Stock. As of the date of this Amendment, each of Thoms and Mrs. Thoms is the beneficial owner of 670,251 shares of Common Stock pursuant to Rule 13d-3 of the Act, representing approximately 9.2% of the issued and outstanding Common Stock.

        (b)        Zions has the sole power to vote and dispose or direct the vote or disposition of all of the Shares. Each of the Bland Parties and the Thoms Parties have the sole power to vote and dispose or direct the vote or disposition of all of their respective shares of Common Stock listed in Item 5(a). In addition, because each of the Bland Parties and the Thoms Parties have agreed pursuant to the terms of the Investor Rights Agreement to vote their shares of capital stock of Quotesmith, and any shares of capital stock of Quotesmith for which they have voting rights, to elect the Zions Director, Zions may be deemed to have shared power to vote or direct the voting of the 3,025,696 shares of Common Stock beneficially owned by the Bland Parties and the Thoms Parties in the aggregate.

        Each of the Bland Parties’ principal business and principal office address is 8205 South Cass Avenue, Suite 102, Darien, Illinois 60561. Bland is the Chairman, President and Chief Executive Officer of Quotesmith. Mrs. Bland is a homemaker. Southcote is a holding company for all of the shares of Common Stock beneficially owned by Bland and Mrs. Bland. Each of Bland and Mrs. Bland are U.S. citizens. Southcote is a Delaware limited partnership.

        Each of the Thoms Parties’ principal business and principal office address is 8205 South Cass Avenue, Suite 102, Darien, Illinois 60561. Thoms is the Executive Vice President, Chief Operating Officer and Director of Quotesmith. Mrs. Thoms is a homemaker. Each of Thoms and Mrs. Thoms are U.S. citizens.

        During the past five years, to the best knowledge of Zions, none of the Bland Parties or the Thoms Parties has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
____________________

(1)	Percentage interest calculations in this Amendment are based upon Quotesmith having 7,322,468 total outstanding shares of Common Stock, upon the consummation of the sale of the Shares to Zions, as reported to Zions by Quotesmith on August 16, 2004.

Page 5 of 10 pages

        (c)        Within 60 days of the date of this Amendment, the persons named in response to Item 5(a) sold shares of Common Stock in open market transactions on The NASDAQ SmallCap Market as set forth on Schedule 2 attached hereto.

                   Except as described above, neither Zions, nor, to the knowledge of Zions, any of the persons listed on Schedule 1 to this Amendment, the Bland Parties or the Thoms Parties, has effected any transactions in the securities of Quotesmith during the past 60 days.

        (d)        Not applicable.

        (e)        Not applicable.

Page 6 of 10 pages SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 17, 2004	Zions Bancorporation By: /s/ W. David Hemingway —————————————— Name: W. David Hemingway Title: Executive Vice President

Attention: Intentional misstatements or omissions of fact constitutes Federal criminal violations (See 18 U.S.C. 1001) -6-

Page 7 of 10 pages

SCHEDULE 1 TO
SCHEDULE 13D AMENDMENT NO. 2

DIRECTORS AND EXECUTIVE OFFICERS OF ZIONS BANCORPORATION

        The address of the principal office of Zions Bancorporation is One South Main Street, Suite 1134, Salt Lake City, Utah 84111, which is also the business address for each of the individuals listed below.

        Each of the individuals listed below is a citizen of the United States.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Directors of Zions Bancorporation

Jerry C. Atkin	Chairman, President and Chief Executive Officer, SkyWest Airlines.

R. D. Cash	Former Chairman, President and Chief Executive Officer, Questar Corporation.

Patricia Frobes	Group Senior Vice President for Legal Affairs and Risk Management and General Counsel, The Irvine Company.

Richard H. Madsen	Former Chairman, President and Chief Executive Officer, ZCMI, 1990-2000.

Roger B. Porter	IBM Professor of Business and Government, Harvard University.

Stephen D. Quinn	Retired, former Managing Director and former General Partner of Goldman, Sachs & Co.

Harris H. Simmons	Chairman, President and Chief Executive Officer of Zions Bancorporation.

L.E. Simmons	President, SCF Partners, L.P.

Page 8 of 10 pages
Steven C. Wheelwright	Baker Foundation Professor, Senior Associate Dean, Director of Publications Activities, Harvard Business School.

Shelley Thomas Williams	Retired, former Senior Director of Communications and Public Affairs, Huntsman Cancer Institute.

Non-Director Officers of Zions Bancorporation

Bruce K. Alexander	Executive Vice President of Zions Bancorporation.

A. Scott Anderson	Executive Vice President of Zions Bancorporation.

Doyle L. Arnold	Executive Vice President, Chief Financial Officer and Secretary of Zions Bancorporation.

Nolan Bellon	Senior Vice President and Controller of Zions Bancorporation.

David E. Blackford	Executive Vice President of Zions Bancorporation.

Danne L. Buchanan	Executive Vice President of Zions Bancorporation.

Gerald J. Dent	Executive Vice President of Zions Bancorporation.

Michael DeVico	Executive Vice President of Zions Bancorporation.

George Feiger	Executive Vice President of Zions Bancorporation.

John J. Gisi	Executive Vice President of Zions Bancorporation.

Page 9 of 10 pages
W. David Hemingway	Executive Vice President of Zions Bancorporation.

Clark B. Hinckley	Senior Vice President of Zions Bancorporation.

Thomas E. Laursen	Senior Vice President of Zions Bancorporation.

William E. Martin	Executive Vice President of Zions Bancorporation.

Stanley D. Savage	Executive Vice President of Zions Bancorporation.

Merrill S. Wall	Executive Vice President of Zions Bancorporation.

Page 10 of 10 pages SCHEDULE 2 TO SCHEDULE 13D AMENDMENT NO. 2

Person Named in Response to Item 5(a)	Date of Transaction	Type	Number of Shares	Price Per Share	Where/How Transaction Effected
Thoms Parties	06/22/04	Sell	10,000	6.00	Open Market/Broker
Thoms Parties	06/30/04	Sell	11,900	6.00	Open Market/Broker
Thoms Parties	07/01/04	Sell	100	6.00	Open Market/Broker
Thoms Parties	07/02/04	Sell	200	6.00	Open Market/Broker
Bland Parties	07/02/04	Sell	1,000	6.00	Open Market/Broker
Thoms Parties	07/06/04	Sell	100	6.00	Open Market/Broker
Thoms Parties	07/06/04	Sell	200	5.86	Open Market/Broker
Thoms Parties	07/06/04	Sell	200	5.85	Open Market/Broker
Thoms Parties	07/06/04	Sell	100	5.89	Open Market/Broker
Thoms Parties	07/06/04	Sell	100	5.82	Open Market/Broker
Thoms Parties	07/06/04	Sell	100	5.81	Open Market/Broker
Thoms Parties	07/06/04	Sell	2,300	5.70	Open Market/Broker
Thoms Parties	07/13/04	Sell	115	5.70	Open Market/Broker
Thoms Parties	07/14/04	Sell	3,867	5.50	Open Market/Broker
Thoms Parties	07/14/04	Sell	200	5.51	Open Market/Broker
Thoms Parties	07/14/04	Sell	100	5.55	Open Market/Broker
Thoms Parties	08/06/04	Sell	200	5.50	Open Market/Broker
Thoms Parties	08/12/04	Sell	467	5.50	Open Market/Broker

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